Filed by Bird Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Switchback II Corporation

Commission File No.: 001-39863

Date: September 2, 2021

Bird & Switchback II CEOs in Fireside Chat with IPO Edge and the Palm Beach Hedge Fund Association

1

00:00:22.140 - > 00:00:34.860

Jarrett Banks, Editor-at-Large - IPO Edge: Hello, and welcome to another IPO fireside chat. I’m Jared Banks, editor at large and I’ll be your host along with my colleague Alexandra Lane.

2

00:00:35.610 - > 00:00:52.050

Jarrett Banks, Editor-at-Large - IPO Edge: Today we’ve got an exciting group of guests with Bird, an electric transportation company, and Switchback II, a SPAC, we will be talking to the CEO’s of both of them, but first we’d like to.

3

00:00:52.560 - > 00:01:02.340

Jarrett Banks, Editor-at-Large - IPO Edge: take you through some housekeeping. One of the things that’s great about this this platform is that audience members get to ask questions.

4

00:01:03.150 - > 00:01:15.390

Jarrett Banks, Editor-at-Large - IPO Edge: To the guests and you do that by submitting them through the Zoom portal or by emailing Editor@Ideal-Edge.com if you cannot watch this.

5

00:01:16.380 - > 00:01:29.070

Jarrett Banks, Editor-at-Large - IPO Edge: event live for whatever the reason, the replay will be available about an hour afterwards at ipo hyphen edge.com now, before we get into.

00:01:30.030 - > 00:01:36.840

Jarrett Banks, Editor-at-Large - IPO Edge: Our our panel here i’d like to just talk about what we’re going to be talking about earnings we’re going to be talking about.

00:01:37.590 - > 00:01:45.300

Jarrett Banks, Editor-at-Large - IPO Edge: exciting things like Bird’s new e-bike and their expansion into 300 cities now.

8

00:01:46.050 - > 00:02:06.570

Jarrett Banks, Editor-at-Large - IPO Edge: Including New York City and so with that I’m going to play a little video and hand it over to my colleague Alexandra Lane, who will be talking with Travis VanderZanden, the founder and CEO of Bird and Jim Mutrie, who is returning to the program this time with Switchback II.

9

00:02:09.300 - > 00:02:09.870

Jarrett Banks, Editor-at-Large - IPO Edge: Take it away.

10

00:02:10.260 - > 00:02:29.820

Alexandra Lane - Multimedia Editor - IPO Edge: Thanks Jared, Travis and Jim so good to have you with us Travis, let’s start with you and talk about Bird’s founding story because it’s a unique one, and if you could describe this concept of micromobility and how Bird is different from others in the market.

11

00:02:30.720 - > 00:02:42.780

Travis VanderZanden, Founder & CEO of Bird Rides, Inc. : Thanks for having us, really appreciate it so real quick founding story of Bird, I grew up in Wisconsin, my mother was a public bus driver for 30 years, and so I grew up becoming very passionate about transportation and.

12

00:02:43.590 - > 00:02:51.930

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: ended up years later, ended up being an executive in the ride sharing space. Won’t take you through the whole background, but you know my time in ride sharing.

13

00:02:52.320 - > 00:03:03.600

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know I had a great time learned a lot I think we’re having some positive impact on certain things, but you know really realized that we were using 3000 pound gas cars to move people around incredibly short distances.

14

00:03:03.990 - > 00:03:11.010

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And it just felt like there had to be a better way from a business efficiency standpoint, but also from an environmental impact and carbon emissions standpoint.

00:03:11.550 - > 00:03:22.770

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so I left Uber in 2016 and started Bird in 2017 you know we started by just putting a few Birds out on the road in Santa Monica at the time.

16

00:03:23.250 - > 00:03:35.250

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And it was complete wildfire so we just kept deploying more and more vehicles and we’ve been operating for years now, with microelectric vehicles across 300 cities and it’s been quite a ride.

17

00:03:36.780 - > 00:03:45.030

Alexandra Lane - Multimedia Editor - IPO Edge: That’s awesome and then, Jim, what was it about Bird that interested you and made them stand out from other players in the market?

18

00:03:46.170 - > 00:03:57.390

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Alexandra thanks again for having me today, I’m excited to be here with Travis now, there were a few things that jumped out to me right away when I was getting familiar with Bird, I was familiar with the mobility space before from Switchback I.

19

00:03:57.870 - > 00:04:07.710

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: In the charge point deal which is an electric vehicle charging company so familiar with mobility, but I hadn’t really thought about it in terms of the decoupling of transportation that Travis and.

20

00:04:08.070 - > 00:04:20.310

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

Yibo and his team began to discuss with me that, just as he pointed out that 60% of all trips are less than five miles, so in those short trips it doesn’t make a lot of sense to be in a 3000 pound gas car.

21

00:04:20.880 - > 00:04:26.730

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: there’s just a huge opportunity there, but I hadn’t fully appreciated it. It’s not just the general mobility space, but there’s.

00:04:27.150 - > 00:04:33.180

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: different segments within the mobility space so Id say that’s you know that’s the first piece of it just the opportunity and micromobility.

23

00:04:33.690 - > 00:04:44.820

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: The second thing was Bird is a real business. It’s what I say when I talk about Switchback is we don’t like to fund science projects, you have to be more than just a good idea, you have to actually shown that you can.

24

00:04:45.090 - > 00:04:53.190

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: run a business and do it well, and they had 150 million dollars of revenue in their second year of existence, it’ll be over 400 million next year, so.

25

00:04:53.460 - > 00:05:02.640

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Real revenues and they’re outperforming to guidance as well, so I love the fact that it’s a real business. Two other things that jumped out to me were unit economics.

26

00:05:03.300 - > 00:05:14.640

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: They have compelling unit economics, they’re a peer leader in that and Travis will talk a little bit about the advancements they’ve made in hardware, you know it’s a game changer when you have at the start of the inception of the company.

27

00:05:15.150 - > 00:05:23.760

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: a scooter that will last three to four months for their half-life will now last 24 months or more, that fundamentally changes the unit economics that accompany.

28

00:05:24.330 - > 00:05:28.380

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Their advances in software to prevent hacking and stealing of the.

00:05:28.830 - > 00:05:34.800

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: vehicles, as well as the Fleet Manager model, which we’ll talk about, is just a real game changer as well in the unit economics.

30

00:05:35.130 - > 00:05:47.100

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: And then the last thing is it was a little bit of a timing element as well, I said man, you know, this is a business that is set to explode, as we come out of COVID, there was some consolidation in the industry.

31

00:05:47.640 - > 00:05:56.130

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: During the COVID period, favorable regulatory changes as cars and people stopped traveling, a lot of cities took the opportunity to open up bike lanes, scooter lanes.

32

00:05:56.490 - > 00:06:06.690

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: things that were just set up perfectly for Bird and then frankly it’s a socially distance way to travel, I mean you get on a Bird, a Bird scooter, a Birdie bike you’re not shoulder to shoulder with somebody on a subway.

33

00:06:07.290 - > 00:06:18.780

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: And I thought there was a real opportunity to kind of ride those reopening tailwinds for COVID. So those four things really jumped out to me as this could be a company, and this could be the right time for this company to go public.

34

00:06:19.770 - > 00:06:33.210

Alexandra Lane - Multimedia Editor - IPO Edge: yeah I mean, I think I speak for everyone who’s riden a Bird, it’s quite a joyful experience, there’s something to be said for the fresh air while getting to your destination.We’ll talk a bit more about those really impressive Q2.

00:06:34.770 - > 00:06:48.720

Alexandra Lane - Multimedia Editor - IPO Edge: earnings that Bird just released, but Travis, I want to ask you the next question why did you decide to go public via a SPAC merger and what was different about Switchback that won you over.

00:06:50.160 - > 00:07:03.750

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: yeah you know, like Jim said, I mean we’ve seen a pretty fast ramp as a business, you know doing over 150 million in revenue in our first full calendar year and then on pace, for 400 million in net revenue next year.

37

00:07:04.620 - > 00:07:10.860

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, so the business from a size standpoint, even though we’re pretty young as a company, from a size standpoint, you know we’re growing very fast and.

38

00:07:11.310 - > 00:07:18.360

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: We really did focus on the unit economics as well and that’s really starting to show through, and so we think it’s the perfect time to take the company public.

39

00:07:19.140 - > 00:07:28.950

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: To really support this next chapter of growth that we’re looking forward to, and we think the business is just at an inflection point and it’s a good it’s a good time to.

40

00:07:29.370 - > 00:07:40.380

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: go out and you know raise some more capital for some more capital, so we can continue to scale in a more rides more cities and march towards our path to profitability.

41

00:07:41.280 - > 00:07:47.400

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, we believe this transaction really represents the best available path forward and it’s been great to partner with the Switchback.

42

00:07:47.850 - > 00:07:53.610

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: team, and there were certainly very successful with Switchback I in the ChargePoint deal and you know, I think.

00:07:54.210 - > 00:08:01.770

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Jim said it, I think he had a some great points there and we you know we feel the same about those guys and they’ve been super helpful.

44

00:08:02.130 - > 00:08:10.110

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, to us along this this journey and they’ve been public company executives before and so it’s really been a strong partnership for us.

45

00:08:11.070 - > 00:08:17.790

Alexandra Lane - Multimedia Editor - IPO Edge: yeah and then, can you speak a little bit about the wider electric transportation sector and.

46

00:08:18.360 - > 00:08:23.940

Alexandra Lane - Multimedia Editor - IPO Edge: You were both talking you’re talking about unit economics, maybe some of the broader economics of how this.

47

00:08:24.450 - > 00:08:37.200

Alexandra Lane - Multimedia Editor - IPO Edge: Electric transportation sector should be studied, perhaps from an investor perspective, some of our listeners and investors may appreciate just a little bit of context, since it’s just such a new segment.

48

00:08:38.460 - > 00:08:47.790

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: yeah absolutely so you know transportation’s obviously massive opportunity, you know lots of rides happening, globally every year.

49

00:08:48.150 - > 00:08:54.660

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: But you know the interesting thing that most people don’t realize is 60% of all trips in a city are five miles or less and so.

50

00:08:55.050 - > 00:09:01.470

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, when I think about electric vehicles generally there’s a lot of competition and a lot of capital flowing towards kind of.

00:09:02.010 - > 00:09:09.540

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: addressing those 40% of trips that are five miles and above whereas Bird and microelectric vehicles are really going after the 60% of trips that are.

52

00:09:09.930 - > 00:09:13.590

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: five miles or less with our electric scooter and now the electric bike.

53

00:09:14.100 - > 00:09:23.640

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so it’s a big opportunity any way you slice it, you know we put kind of the estimated TAM at around $800 billion, you know that represents 200 billion.

54

00:09:24.060 - > 00:09:29.580

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: trips at $4 per trip on average we’re doing higher than that now closer to $6 a trip but.

55

00:09:29.940 - > 00:09:40.200

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, if you take 200 billion trips, you know globally, that we think are five miles or less that are also addressable to us, you know it gets you down to you know around a $800 billion TAM.

56

00:09:41.040 - > 00:09:49.560

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: But look it’s pretty massive anyway any way you slice it on the overall you know market size but as far as like how the economics work.

57

00:09:50.070 - > 00:09:56.400

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, for the business itself, I mean it’s pretty straightforward, probably for most investors in that the top line.

58

00:09:56.880 - > 00:10:04.800

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Of the business is pretty easy to just calculate you know, the number of vehicles deployed times the utilization times the average transaction value.

00:10:05.550 - > 00:10:09.900

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: But the more interesting thing is when you move, you know further down into ride profit.

60

00:10:10.530 - > 00:10:17.400

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Ride profit for us is the thing we spend most of our time focusing on because the top line of the business has just seen explosive growth.

61

00:10:17.910 - > 00:10:24.810

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so we really focus on ride profit and we’ve made huge progress there. Ride profit represents the profit generated by the rides.

62

00:10:25.740 - > 00:10:31.200

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, after we take out the direct ride costs and the Fleet Manager revenue share etc., etc.

63

00:10:31.620 - > 00:10:38.070

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so you know from an investor perspective ride profits should be the key focus area probably this metric is.

64

00:10:38.370 - > 00:10:42.840

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Really, a differentiator for Bird and something that sets us apart from competitors we’ve really focused.

65

00:10:43.170 - > 00:10:52.050

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: focused, you know more on the ride profit unit economic side, and you know we’re excited to say that you know Q2 of this last year, which I know we’ll probably get into more later.

66

00:10:52.410 - > 00:11:01.170

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, we ended up throwing off 49% in ride profit, which was 13% points above the expectations and so.

00:11:01.710 - > 00:11:13.290

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know that’s kind of a quick glance at the market and the economics, but I think the most important point is probably just the fact that so many rides happen in the short distances and that’s really what Birds going after.

68

00:11:14.550 - > 00:11:23.370

Alexandra Lane - Multimedia Editor - IPO Edge: yeah that’s great, let’s talk a little bit about the vehicles, in particular, could flip to those slides.

69

00:11:24.540 - > 00:11:30.690

Alexandra Lane - Multimedia Editor - IPO Edge: Tell us a bit more about how the vehicles have evolved over time, some of the key improvements.

70

00:11:32.010 - > 00:11:43.170

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: yeah absolutely so the vehicles are very important to us, you know we have a an amazing vehicle engineering team we’ve invested heavily in this area, we think you know, a big key to being successful.

71

00:11:43.530 - > 00:11:53.610

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And differentiating from others, but also driving positive economics is to, one big area is continuing to evolve and and build out on the vehicle side.

72

00:11:54.030 - > 00:12:01.140

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know at first starting back in 2017, electric scooter sharing didn’t exist at the time, Bird was the first to do it and so.

73

00:12:01.500 - > 00:12:10.890

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: We ended up you know we wanted to show that people would like riding the scooters and we wanted to show product market fit and so we bought this Xiaomi vehicle you see here on the left.

00:12:11.280 - > 00:12:14.850

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Literally I bought this on Alibaba.com and we would just import it and.

75

00:12:15.570 - > 00:12:23.220

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: where people would be, you know we’d actually just hand slide on the GPS units and then we deploy the vehicles. At the time, I think we were doing one a day.

76

00:12:24.180 - > 00:12:30.210

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: But you know we were just trying to show that there was demand and regulatory acceptance and we really did show that quickly.

77

00:12:30.840 - > 00:12:39.390

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: But we knew the vehicles were too fragile for this use case, and so we knew they wouldn’t last long that wasn’t a surprise to us, so we immediately start working on Bird Zero.

78

00:12:39.750 - > 00:12:46.290

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And we made the vehicle more ruggedized, we wrote our own operating system that we call Bird OS, which is very difficult to hack into.

79

00:12:46.830 - > 00:12:51.750

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And we increased the battery life and immediately, we were seeing a 12 month half-life on the vehicle.

80

00:12:52.290 - > 00:12:58.080

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And, of course, that improved the economics and you can see that if you go back and look at our financials over the years, you can see.

00:12:58.920 - > 00:13:04.050

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know kind of how much progress we’ve made on the economics as the new vehicles actually rolled out.

82

00:13:04.560 - > 00:13:10.290

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, fast forward to today we’re rolling out the Bird Three’s and we’re super proud of this this vehicle.

83

00:13:10.560 - > 00:13:20.430

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know I would say the Bird Zero is a ruggedized show-me vehicle, whereas the Bird Three is almost like a mini electric vehicle or a mini car in it’s level of sophistication.

84

00:13:20.820 - > 00:13:24.630

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: I mean we have sensors on board that tell us if the vehicle’s tipped over, is there.

85

00:13:24.990 - > 00:13:35.700

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: a skid happening or two riders on board, instead of one, I mean the level of sophistication is really off the charts and sidewalk riding technologies built on board.

86

00:13:36.570 - > 00:13:44.550

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: But you know I think probably the easiest thing to understand is just the half-life of the vehicle has gone from three or four months in the Xiaomi up to 24 months.

87

00:13:45.030 - > 00:13:53.880

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: In the Bird Three and that obviously has a huge impact on reducing our depreciation costs, which leads to you know stronger unit economics and stronger profitability.

88

00:13:54.360 - > 00:13:59.160

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know the last thing I’ll probably say here and point out on that slide before we flip to the next one.

00:13:59.730 - > 00:14:09.360

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: is just as the vehicles have gotten better and better over time, the economics of this business keep getting better and better as well, when I was in the ride sharing space.

90

00:14:09.870 - > 00:14:18.480

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: and I was responsible for onboarding, you know drivers, one of the challenges with human power marketplaces is you know the drivers tend to get more expensive.

91

00:14:18.990 - > 00:14:28.290

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: They tend to drive fewer days and fewer hours over time as well, and so you know the exciting thing about this category, because we’re powered by the electric vehicles themselves.

92

00:14:28.620 - > 00:14:35.070

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: As the vehicles get better, that means the economics of the business keep getting better and better as well we don’t see that slowing down anytime soon.

93

00:14:36.030 - > 00:14:45.330

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: But you know I see me flip to e-bikes slide. This is something we’re also very, very excited about, we’re rolling out an e-bike for the sharing side of the business, and we also have an e-bike.

94

00:14:45.810 - > 00:14:51.570

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: On the right hand side here for the retail side of the business, I think most of you probably know that.

95

00:14:52.080 - > 00:15:01.920

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know the global e-bike retail market is really exploded in the last year and a half COVID certainly helped accelerate things on that side and so.

96

00:15:02.730 - > 00:15:14.100

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know we’re leveraging the Bird engineering muscle plus our distribution and manufacturing and the brand to put out an electric e-bike which we announced for $2299.

00:15:14.670 - > 00:15:23.250

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: We have a step over and a step through model, and then we also have a sharing vehicle ebike that you see on the left in electric sky blue.

98

00:15:24.180 - > 00:15:33.660

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: That one’s more rugged, has a bigger battery, it’s great for the rental use case and we think will be very complimentary to our e-scooter, which is great for the one to two mile.

99

00:15:33.930 - > 00:15:38.730

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: trips and the millennials love it, you know Gen-Z, I mean the younger kids.

100

00:15:39.210 - > 00:15:45.210

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know you have to be 18 or up, but the younger folks love electric scooters, whereas the folks that are a little.

101

00:15:45.810 - > 00:15:51.180

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Older or, if you want to go three to five mile trips or above, the e-bike is great for that, so the e-bike is.

102

00:15:51.660 - > 00:16:01.920

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: very complimentary to the scooter and we consider ourselves a microelectric vehicle company and really want to go after all trips five miles or less and so that’s the thinking behind rolling out the e-bike.

00:16:02.880 - > 00:16:13.650

Alexandra Lane - Multimedia Editor - IPO Edge: yeah that’s great um you know, I think, as people can see on the screen the e-bike market is expected to reach 20 billion by 2023, you’re obviously keen to see that.

00:16:14.550 - > 00:16:27.600

Alexandra Lane - Multimedia Editor - IPO Edge: That or have that foresight into that business. Can you share a bit more about how Bird has responded and managed, particularly through the COVID pandemic that we’ve been going through.

105

00:16:28.980 - > 00:16:34.530

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: yeah obviously you know March of 2020 was a crazy time for everyone and.

106

00:16:35.310 - > 00:16:49.200

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, with Bird it was it was really no different, and you know we didn’t know what was going to happen, so we pulled all of our vehicles off the road at the time, and you know we decided, you know, during that that period of time, when the vehicles were off the road that.

107

00:16:50.700 - > 00:16:58.500

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: There was actually another way to operate the business that we thought was more efficient and would allow us to scale, you know even faster.

108

00:16:59.250 - > 00:17:15.300

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: We had been incubating an operating model, called the Fleet Manager model and the Fleet Manager model is something that we rolled out after you know after the downtime of March 2020 so I guess it was around April time-frame of 2020 we start rolling out the Fleet Manager model.

109

00:17:16.590 - > 00:17:23.280

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And the idea was really to work with local businesses and local entrepreneurs to do the operation on the ground.

110

00:17:23.910 - > 00:17:37.500

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so you know Bird, when we first started the business at Bird, we would do all of the operation in house, we would spin up you know expensive warehouses and a bunch of blue collar labor would kind of help do the repairs in the charging.

00:17:38.610 - > 00:17:47.100

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And that was fine for a while, but you know the challenge was that we really couldn’t scale into midsize and smaller cities with that model.

112

00:17:47.400 - > 00:17:52.260

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And then, in the wintertime it was tough to absorb the high fixed overhead in the business.

113

00:17:52.860 - > 00:18:01.470

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so we decided during the COVID time to switch over this new Fleet Manager operating model and like I said, the idea is to empower local entrepreneurs, local businesses.

114

00:18:01.830 - > 00:18:08.700

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: To do the operation. We give them each 100 vehicles on average and they’re responsible for charging, repairing.

115

00:18:09.690 - > 00:18:18.060

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, finding those vehicles, making sure those vehicles are put in a location where they’ll maximize revenue and rides for as many customers as possible.

116

00:18:18.420 - > 00:18:26.940

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so we did this rev share model where we really aligned incentives and they have 100 Birds each on average and they’re almost like their babies, they really take.

117

00:18:27.330 - > 00:18:37.620

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Very good care of the vehicles and so anyway, we went all in on that during COVID and it’s been wildly successful program for us. The Fleet Managers love it.

118

00:18:38.190 - > 00:18:42.960

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Because you know they’re small business owners and they can participate in the upside.

00:18:43.620 - > 00:18:52.560

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Through the rev share model they don’t have like a fixed kind of hourly rate, if they perform well and work hard, they can make a lot of money and so as a result, they tend to love it.

120

00:18:53.100 - > 00:19:00.150

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so we really went all in on the Fleet Manager model and it’s now 95% of our sharing business revenues actually the Fleet Manager model.

121

00:19:01.260 - > 00:19:10.860

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And, and so the nice thing about Fleet Manager, is it really has helped solve the economics problem, in particular, in the in the wintertime and it’s really unlocked the.

122

00:19:11.370 - > 00:19:18.960

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: The mid tier and long tail cities, which I think we’ll get into a little later as well, so for all those reasons, you know it’s been pretty game changing operating model for us.

123

00:19:19.530 - > 00:19:21.330

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: yeah that’s in Alexandria just.

124

00:19:21.390 - > 00:19:28.020

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Jumping in quickly, just a little bit of overlap with what Travis said, but I’d say that the Fleet Manager model in the fact that.

125

00:19:28.410 - > 00:19:36.720

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: That Bird had fully adopted it really as we were getting into discussions with them was a huge thing that was appealing to me, I mean I just intuitively love the idea.

00:19:36.990 - > 00:19:46.950

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Of partnering with local businesses, local entrepreneurs, because they’re going to know their city the best. I mean from a maybe from a regulatory standpoint, it has some benefits when you’re working with local folks as well.

127

00:19:47.250 - > 00:19:57.570

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: But also just be from an economic standpoint they’re going to know best what parts of the city are busy or not and as Travis said, they take ownership of the Birds like they are their own.

128

00:19:57.900 - > 00:20:04.560

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: And they’re going to put them in the areas because of that rev share model that’s most profitable for them, self-serving, you know as well as.

129

00:20:05.220 - > 00:20:13.860

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: As well as it is for Bird and it’s really this concept we can get into more, as well as a Fleet Managers that you’re utilizing underutilized assets, so instead of.

130

00:20:14.190 - > 00:20:20.760

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Travis and Bird building a big warehouse to house the Birds when it’s you know snowing outside or something like that.

131

00:20:21.120 - > 00:20:29.310

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: the Fleet Managers take ownership and they have some available space that they utilize well that you know the cost of that has not been sitting on the books of Bird.

132

00:20:29.730 - > 00:20:37.680

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: But they’re being you know housed by people that have a financial interest in seeing him taking care of those e- bikes and e-scooters.

133

00:20:38.010 - > 00:20:42.450

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: And they have a stake in the game anyway, the fact that they had adopted that fully.

00:20:42.690 - > 00:20:53.490

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: And were ready to roll out with this as we’re coming out of COVID to me was again this focus on unit economics they’re figuring out how to make this business work the demand is clearly there.

135

00:20:53.820 - > 00:21:05.670

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Now, who has you know figured out the secret sauce to make it work, and when you couple all these things together Fleet Manager, the hardware, the operating system, it just all started to add up, but this thing has an explosive future in terms of growth.

136

00:21:07.050 - > 00:21:28.380

Alexandra Lane - Multimedia Editor - IPO Edge: yeah perhaps let’s jump into maybe some of the improvements in the micro mobility sector that you, you have both forecasted Travis you know you you just shared your first earnings for Q2 2021 could you and Jim walk us through a bit what those numbers show.

137

00:21:30.000 - > 00:21:41.460

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Yeah absolutely. So you know, we delivered record performance in Q2 and H1 of this year, obviously, that was still despite some headwinds we’re still facing on COVID-19 but.

138

00:21:42.180 - > 00:21:52.590

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: But we did really see a strong bounce back and Q2 year over year, revenue was 60 million in Q2 of this year, so year of a year that was 477% increase.

139

00:21:53.550 - > 00:22:00.510

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Obviously somewhat of a low bar because coming off the you know, the main COVID year, but if you look at over 2019 we were still up 43%.

140

00:22:01.260 - > 00:22:08.850

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Over the same period in 2019 and so performance really was driven by you know macro tailwind, strong execution against the.

00:22:09.330 - > 00:22:17.340

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know the main strategic objectives, you know we saw consumer demand really bounce back as the COVID restrictions eased and vaccination rates rose.

142

00:22:17.880 - > 00:22:25.620

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And we really did catch those tailwinds at you know I mentioned this earlier, but we also saw you know pretty significant improvement in margins.

143

00:22:26.040 - > 00:22:34.290

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, with the ride profit margin of 59% in Q2, which was you know, driven by you know the Fleet Manager model, plus the.

144

00:22:35.220 - > 00:22:44.100

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: new vehicles rolling out, and so, if you look at ride profit margin, we, we know that ended up at 49%, last year it was 15%.

145

00:22:44.610 - > 00:22:48.660

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: So some pretty massive year over year growth, but you know thing I’m most proud of, there is.

146

00:22:48.960 - > 00:23:02.370

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know the fact we beat the SPAC PIPE forecast, you know, on revenue, we beat the SPAC PIPE forecast by 36% and ride profit we beat by 13 percentage points, adjusted EBITDA we beat the SPAC PIPE forecast by 48%.

147

00:23:03.480 - > 00:23:07.530

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: at negative 11.5 million in adjusted EBITDA.

00:23:08.010 - > 00:23:17.010

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so you know you’re seeing you know not just good year over year numbers but outperforming that SPAC PIPE forecast, which is something we’re you know super proud of, I know.

149

00:23:17.400 - > 00:23:24.030

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Some SPACS have gotten, you know, kind of all SPACS have been put into one bucket, it seems, but it, but I think there is.

150

00:23:24.450 - > 00:23:32.130

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: A big difference as Jim pointed out of kind of some pre-revenue companies versus you know kind of post revenue companies that are actually outperforming.

151

00:23:32.610 - > 00:23:44.070

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Their forecasts and Bird you know it’s really important to us to try to outperform the forecast as much as possible and so that’s the thing we’re most proud of, Jim I’m not sure if you have anything else to add on that.

152

00:23:44.460 - > 00:23:49.770

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: yeah, I guess, I would just a little bit on that last piece, and obviously Travis just walk you through the.

153

00:23:50.370 - > 00:23:53.520

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: quarter, the second quarter and some of the specific beats that they had.

154

00:23:53.970 - > 00:24:01.650

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: But to me that was another attractive thing just right from the beginning of talking to Travis and the rest of the team is how they philosophically thought about.

155

00:24:01.920 - > 00:24:08.160

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Running as a public company, how they’re going to think about guidance, how they’re going to think about quarter after quarter and running the business.

00:24:08.430 - > 00:24:20.010

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: And there’s a level of conservatism and that were like hey we’re not promotional we’re not going to get out over our skis you know we’re just going to stack winning quarter after winning quarter and deliver on results, beat and raise.

157

00:24:20.460 - > 00:24:25.590

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: And that’s the way they approached it even before republic right and I that’s how I see them going forward as well that they’re not going to.

158

00:24:25.980 - > 00:24:35.670

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Over promise and under deliver it’s just the opposite and I love that mentality that they were keyed in on that for company prior to being public that they took that sort of guns that’s how I.

159

00:24:36.210 - > 00:24:50.250

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: was involved with running the company of my previous public company existence and I love that mentality that they know the best way to win over the market, the win over investors is just to continue to deliver results and they’ve shown that this second quarter.

160

00:24:52.320 - > 00:25:02.850

Alexandra Lane - Multimedia Editor - IPO Edge: yeah that’s great some other recent news of Bird, recently launching a trial rollout in New York City and in the borough of the Bronx. Travis, how’s that going?

161

00:25:04.200 - > 00:25:10.530

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: yeah it’s going great I mean we’re super excited to be operating in New York City, you know, starting with the Bronx and.

162

00:25:11.040 - > 00:25:20.100

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, we just recently launched literally like I think is a week ago now, so not a not a ton of data, yet, but so far, you know the early engagement and utilization has been quite strong and.

00:25:20.550 - > 00:25:27.960

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: we will certainly be watching that closely, but you know I think it’s great that you know Bird works well in the in the big cities but.

164

00:25:28.680 - > 00:25:39.150

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: We talked a little bit about the smaller cities earlier, but you know, Bird’s really been working well, not to say the big cities, but even these long tail markets, as we define as you know, cities 500,000 or.

165

00:25:39.630 - > 00:25:47.490

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: or less and that’s something that you know i’m happy to go deeper on as well if it’s if it’s helpful, but these long tail and mid tail cities.

166

00:25:48.390 - > 00:25:56.610

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: have been performing actually even better than the bigger cities, which you know it’s kind of counterintuitive but it’s been pretty incredible to see.

167

00:25:57.000 - > 00:26:01.800

Alexandra Lane - Multimedia Editor - IPO Edge: yeah I think our listeners would actually really appreciate some more insight on.

168

00:26:02.280 - > 00:26:13.530

Alexandra Lane - Multimedia Editor - IPO Edge: The rollout and some of the smaller maybe more overlooked markets that you’ve actually found, you know as you were saying, ironically, a lot of success already and so certainly love to have you speak on that.

169

00:26:13.830 - > 00:26:18.360

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: yeah I think we just flashed that long tail slide real quick, yeah this one.

00:26:19.170 - > 00:26:30.180

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: So, you know as we touched on this with the Fleet Manager model, but you know as a result of you know, really variablizing the costs in the business and.

171

00:26:30.510 - > 00:26:37.020

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: partnering with the Fleet Managers to tap into their idle resources, we no longer need the expensive warehouse and the expensive.

172

00:26:37.410 - > 00:26:47.310

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: upfront city investment to launch a new market and, as a result that’s really unlocked these mid tier and long tail cities, you know the 500,000 population and below.

173

00:26:47.850 - > 00:26:54.450

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, we estimate that the long tail cities is actually 3x the near term revenue potential as even the large cities.

174

00:26:55.860 - > 00:27:05.040

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Which is a projection on the on the left hand side on the right hand side this actually it’s actually actual data, where we’re seeing run you know over 300 cities now and.

175

00:27:05.490 - > 00:27:16.860

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Most of those are long tail and mid tier at this point and we’re actually seeing almost 2x the ride profit margin in these long tail cities, and I think it’s a testament to.

176

00:27:17.340 - > 00:27:26.610

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: less competition which is driving you know even higher utilization and there’s less regulatory intensity and so, for all these reasons I think you’re seeing.

177

00:27:26.970 - > 00:27:36.030

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, even better, economics, in the long tail and that’s great for us because you know it seems like there’s an endless amount of cities that you know would love to have Bird come to town and.

00:27:36.600 - > 00:27:47.790

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Because there’s no other micro electric vehicle company operating and so when we go into these cities, you know they’ve been super excited. I come from a small city, Appleton Wisconsin, 75,000 people.

179

00:27:48.330 - > 00:27:52.950

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: and Bird is working very well there and I think one of the reasons it works well as there’s a downtown.

180

00:27:53.370 - > 00:27:58.560

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Core with a college campus right by it, even though it’s only 75,000 people there is a downtown core.

181

00:27:58.980 - > 00:28:05.310

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And, but in addition to commuting in the in the downtown area, you know people love it for entertainment reasons as well, and so.

182

00:28:05.880 - > 00:28:11.490

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: For all these reasons, I think you’re seeing the you know the economics be even better in these long tail markets.

183

00:28:11.820 - > 00:28:25.890

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know I guess if you’re looking to draw a parallel it’s probably the closest you could find is maybe the Door Dash strategy of, I think Door Dash had a bunch of success in the suburbs as well, and you know I think it’s, we’re seeing very similar things here at Bird.

00:28:27.390 - > 00:28:36.780

Alexandra Lane - Multimedia Editor - IPO Edge: And then I just kind of want to touch on something we had mentioned earlier, Jim you had mentioned that this new that Bird’s new Fleet Manager model.

185

00:28:37.320 - > 00:28:52.770

Alexandra Lane - Multimedia Editor - IPO Edge: Is a game changer so maybe if we could have Travis describe a bit more of what a prototypical Fleet Manager looks like and how this business model is superior and will propel Bird to you know, greater heights in the future.

186

00:28:54.270 - > 00:29:06.450

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: yeah absolutely so the typical Fleet Manager we look for is you know somebody that’s actually you know, a small business owner basically profile somebody who’s just like really hungry.

187

00:29:07.080 - > 00:29:19.050

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: passionate about what they’re working on somebody that’s very good with their you know mechanically with you know and but then also somebody that has some idle garage space and ideally already has a truck or a van/

188

00:29:19.830 - > 00:29:29.880

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: That they can use to move the vehicles around, and so those that’s really what we look for from a profiling standpoint, you know but it’s, you’re really looking for people that are passionate about what we’re doing and.

189

00:29:30.390 - > 00:29:35.100

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And super hungry, because it is a rev share model, and you have to be very motivated.

190

00:29:36.030 - > 00:29:41.370

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, to do it, but you know the beautiful thing about the model for the Fleet Manager perspective is.

191

00:29:42.090 - > 00:29:51.270

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: On average, they get 100 vehicles right and so that means the vehicles are out there working for them, while they’re potentially sleeping or whatever they’re doing, the vehicles are out there.

00:29:51.780 - > 00:30:03.180

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Driving revenue, and I think that one 100:1x leverage is super exciting for the Fleet Managers, because they don’t have to be you know, in a rideshare you know car at you know Friday at 2am or.

193

00:30:03.510 - > 00:30:12.870

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: They don’t have to be you know rushing to deliver food at lunchtime, they can they can kind of you know, do the repair and the rebalancing at whatever time makes sense for them.

194

00:30:13.350 - > 00:30:19.140

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so it’s an asynchronous way to actually generate money and it’s one where they get leverage on their time.

195

00:30:19.830 - > 00:30:25.200

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Where they’re not typically used to that that kind of leverage and it really does make the economics pretty phenomenal for them and.

196

00:30:25.530 - > 00:30:28.500

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: and, frankly, the work better, you know, in the ride sharing days.

197

00:30:28.980 - > 00:30:34.890

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: When we look for drivers, you have to really find something that would work Friday from 8pm to 2am.

198

00:30:35.220 - > 00:30:38.760

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And Saturday 8pm to 2am because that’s when you know the peak rides were.

00:30:39.090 - > 00:30:47.310

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And that’s very difficult to do, whereas, in this case, you only need one Fleet Manager for every hundred vehicles, you have a lot of leverage but also you know they can do the work.

200

00:30:47.700 - > 00:30:53.220

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, whenever makes sense for them, and so, as a result, you know the Fleet Managers have been super passionate.

201

00:30:53.700 - > 00:31:01.380

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: I would say the last data point I’ll throw out just to kind of back that up is you know the rubber meets the road on the retention cohorts on these things and.

202

00:31:01.800 - > 00:31:10.830

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: With the Fleet Managers we’ve been retaining 80% of them after four months and 78% after six months, and so you know if you’ve looked at any other kind of.

203

00:31:11.550 - > 00:31:26.070

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know marketplace business, it’s pretty phenomenal retention rates and so that’s something we’re proud of, and I think it’s a testament to that 100:1x leverage on the vehicles and allows them to really throw off a lot of earnings which you know retains the Fleet Managers.

204

00:31:26.700 - > 00:31:33.060

Alexandra Lane - Multimedia Editor - IPO Edge: Yeah and Jim if you had any additional comments about how this was an attractive value add for you.

205

00:31:33.990 - > 00:31:44.280

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Travis I think covered it very well, but that leverage point is so important, some of the labor issues that have been getting a lot of press with the ride sharing space.

00:31:44.940 - > 00:31:50.280

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Recently, I think that you know Bird is not frankly we’re not we’re finding it and we’re seeing we’re not subject.

207

00:31:50.850 - > 00:31:58.740

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: to those same sort of labor pressures, because you just don’t need that 1:1 relationship to get more cars on the road, or you keep them you don’t have to go out and find.

208

00:31:59.190 - > 00:32:11.190

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: You know that one driver for one car, the fact that you can leverage that, and you, you really control, you know how much revenue, then you can produce by how many Birds you’re putting out, where you’re putting them out, how you’re taking care of them.

209

00:32:12.420 - > 00:32:20.280

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: was an attractive thing to me. Overall the Fleet Manager, you know what I found appealing, I again I think we’ve already touched on a lot of it Travis.

210

00:32:20.790 - > 00:32:29.700

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: did as well, but just that idea that your partner of the Fleet Manager, your partner, where you’re sharing in the revenue that that they.

211

00:32:30.270 - > 00:32:37.830

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Take some of those you know the cost that would have been borne solely by Bird is not borne by the Fleet Manager, that’s not really a cost, because they already had them.

212

00:32:38.130 - > 00:32:46.800

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: You know they already have a pickup truck and they already have a van to pick up the Birds, and this is the profile that they look for people, that they already had a place to store the Birds.

213

00:32:48.060 - > 00:32:56.310

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: You know, it just made a lot of sense, you’re not putting any additional costs on them, these are already assets, they have but you’re removing cost from our side of the equation.

00:32:56.730 - > 00:33:02.370

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: And it just it seems like yeah It makes sense it’s intuitive but wow why isn’t anybody else doing it.

215

00:33:02.820 - > 00:33:12.300

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: But it’s phenomenal that you guys are and have this you know have this system already down in place, you know anytime you transform a business, and Bird was smart enough to realize during COVID.

216

00:33:13.020 - > 00:33:24.420

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: When we’re pulling everything off the road, this is the time to do it, you know let’s use this hopefully once in a lifetime event as an opportunity, you know, to really change the business for the right way.

217

00:33:24.690 - > 00:33:37.410

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: And that’s just a testament to, as Travis has said, they focused on unit economics earlier than anybody else in this space and they in my mind at least they’ve solved that unit economics piece far better than anybody else in the micromobility space.

218

00:33:38.460 - > 00:33:52.590

Alexandra Lane - Multimedia Editor - IPO Edge: that’s great I just have a couple more questions and then we’ll open it up to some audience Q&A. Travis, what can you tell investors about some post-IPO debut plans, to the extent that you can share.

219

00:33:53.490 - > 00:34:01.350

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: I think the great thing about our business is, you know as Jim mentioned, it’s not a science project, I mean we have a real business with real.

220

00:34:01.800 - > 00:34:08.310

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Real revenues and so what we’re doing is working well, we just need to continue to pour capital on the model and continue to.

00:34:08.730 - > 00:34:21.390

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: To scale in more markets, you know 66% of what we’re going to be going after is just further penetrating existing cities in the US and Europe and adding on more long tails in those markets.

222

00:34:21.930 - > 00:34:33.840

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Say roughly another 20% will be going after you know kind of new regions and then another 15%, call it will be going after you know, the e-bike form factor and other potential.

223

00:34:34.470 - > 00:34:45.690

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Microelectric vehicle form factors and so that’s the rough breakdown, but you know the great thing about the business is it’s already working well and the economics are working well at the unit level, and so we just need it for.

224

00:34:46.050 - > 00:34:58.230

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know more capital on the model, and you know the proceeds from this transaction will be plenty to get us to profitability as a company and hat’s something we’re certainly excited about.

225

00:34:59.730 - > 00:35:08.520

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: yeah that pouring fuel on the fire as Joe said a lot of it is just doing the same thing that they’ve you know, been doing, stacking, as I say, kind of winning quarters one on another.

226

00:35:08.820 - > 00:35:15.630

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: When we were in the PIPE process and getting ready to announce the deal, and I think when we announced the deal Bird was in 200 cities across the world.

00:35:16.050 - > 00:35:25.230

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Today, as we sit here, there and over 300 cities across the world, I mean they continue to grow, but it’s not just growth for growth’s sake right, grow profitably with it with a business model that works.

228

00:35:25.770 - > 00:35:34.680

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: And you can’t have that kind of explosive continued growth unless there’s a demand, you know for what you’re what you’re selling and what people want to.

229

00:35:35.040 - > 00:35:44.310

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: know how they want to get around cities, how they want to get around their towns, these days, is, I really like the opportunity going forward to continue to excel what they’re doing.

230

00:35:45.720 - > 00:36:00.540

Alexandra Lane - Multimedia Editor - IPO Edge: yeah and then just kind of one last some last insights before we open it up, Jim what are some of your thoughts on the current state of the SPAC market, it’s kind of become a really popular vehicle for companies to go public, especially as we’ve seen recently.

231

00:36:01.470 - > 00:36:12.210

Alexandra Lane - Multimedia Editor - IPO Edge: You know we’ve seen ups and downs, but to what extent do you think SPACs will continue to be a viable route, you know for companies to reach the public market, companies like Bird.

232

00:36:13.530 - > 00:36:23.970

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Sure yeah no it’s a great it’s a great question and it’s a business or a segment of the public markets that’s rapidly matured.

233

00:36:24.570 - > 00:36:30.180

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Before our eyes and I think we’re finding a balance now. I’ll be honest, I think we were fortunate and had a good.

234

00:36:30.900 - > 00:36:37.710

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: outlook with Switchback right from the get go and that was their first deal as well as with Bird to focus on, you know what’s important.

00:36:38.130 - > 00:36:47.640

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: As a public company, you know who do the right management team that’s saying is that a real business does it does it have the right unit economics, you know all those things.

236

00:36:48.570 - > 00:36:54.210

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: That we were focused on and it worked out well with ChargePoint and we’re thrilled with how things are going with.

237

00:36:54.720 - > 00:37:03.810

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Bird as well. In terms of the overall SPAC market, I think you saw that maybe the pendulum swung too far, that.

238

00:37:04.320 - > 00:37:15.540

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Anybody it seemed like could raise a SPAC and maybe they were not targeting companies that were really truly ready to be public companies going forward so some of those characteristics that we found in Bird that we found in ChargePoint.

239

00:37:16.590 - > 00:37:19.080

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: They were not finding in companies, but yet they still.

240

00:37:19.800 - > 00:37:29.580

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: took them took them public and maybe some of those companies were not ready to be, I think the overall SPAC market now the pendulum swung probably too far to one side, as I said, where.

241

00:37:29.910 - > 00:37:38.010

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: It was very easy to raise capital, very easy to raise deals, then, to a degree, it’s one back almost too far, the other side, whereas Travis alluded to.

00:37:38.430 - > 00:37:47.640

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Every target company of a spec is getting lumped together, and they’re not all the same right. No two companies that same, no two people are the same right every everyone’s different.

243

00:37:48.060 - > 00:37:57.060

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: And as Travis said, there’s ones that are real businesses and there was ones that are just science projects and great ideas in a vacuum and, frankly, probably those ones that are so-so ideas.

244

00:37:57.720 - > 00:38:06.570

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: But I think, where the SPAC market sits today, and I think over the next month or two will continue to kind of fine tune this, I think it’s in a good place where investors are becoming.

245

00:38:06.990 - > 00:38:15.090

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: more focused on you know these cash generating businesses. Businesses that are true businesses with teams that are ready to be public.

246

00:38:15.930 - > 00:38:25.290

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: And just the SPAC investors are becoming more discerning, they’re not just going to throw money at a SPAC because it’s a SPAC they’re going to they’re starting to dig more into the.

247

00:38:25.650 - > 00:38:29.880

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: To the economics in into companies, and I think that’s a good thing for us all, because you’re going to have.

248

00:38:30.360 - > 00:38:38.880

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: The winning companies, like I think ChargePoint or Bird when you realize are, this is a business that makes sense 1, 2, 3 years from now, and then others where.

00:38:39.390 - > 00:38:54.960

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: I might as well just put my you know put my money on a roulette table and this may work or may not work, in those, the market should be a little bit hesitant about those so anyway in a good space and, as I said, it’s I think we’re getting to that proper balance point.

250

00:38:56.430 - > 00:39:09.000

Alexandra Lane - Multimedia Editor - IPO Edge: awesome well again thank you Travis and Jim for your comments and we’ve got some interest some great audience questions so I’m going to turn it over to Jarrett to facilitate that thanks again.

251

00:39:09.750 - > 00:39:23.370

Jarrett Banks, Editor-at-Large - IPO Edge: Thanks Alexandra yes we’ve got a lot of audience questions Thank you all, and the easiest way again is to submit them in the Q&A here on the Zoom portal. So turning to audience questions.

252

00:39:24.540 - > 00:39:32.610

Jarrett Banks, Editor-at-Large - IPO Edge: Maybe one for Travis here can you talk a little bit about the current financials of the business are you profitable what’s your profit margin.

253

00:39:34.410 - > 00:39:51.840

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: yeah absolutely so we talked a little bit about you know the profit margin, you know at the at the ride profit, you know side and we you know 49% positive in Q2 of this year, and so you know trending really good on the ride profit side.

254

00:39:52.860 - > 00:40:01.500

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, we were still not profitable as a company, but we’ve been marching you know steadily towards that, and if you look at our forecast we put out.

255

00:40:02.100 - > 00:40:16.020

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know in in 2022 you know we have you know the business throwing off 110 million of gross margin and adjusted EBITDA of losing about 28 million, and then in 2023 we’re.

00:40:16.470 - > 00:40:25.770

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: throwing off 308 million of gross margin, with adjusted EBITDA of 144 million and so that was the forecast we put out in the.

257

00:40:26.280 - > 00:40:36.900

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: in the SPAC in the PIPE in the springtime and clearly, you know we’re ahead of this forecast by a pretty healthy margin, if you look at the Q2 numbers at least.

258

00:40:37.650 - > 00:40:45.480

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: As a data point so we feel like we’re trending you know, in a great path and you know would point out that this is really only the.

259

00:40:45.870 - > 00:40:58.710

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: fourth year for the business and so you know, continue to be marching you know very quickly towards the path to profitability here which we’ve outlined in 2023 in our in our forecast.

260

00:40:59.880 - > 00:41:07.740

Jarrett Banks, Editor-at-Large - IPO Edge: Right here’s another audience question what’s the long term expected percentage of revenue for retail sales.

261

00:41:08.880 - > 00:41:13.590

Jarrett Banks, Editor-at-Large - IPO Edge: versus sharing and the percentage of non-car trips that will be taken.

262

00:41:16.080 - > 00:41:18.720

Jarrett Banks, Editor-at-Large - IPO Edge: On own versus shared vehicles.

263

00:41:20.550 - > 00:41:28.590

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Yes, on the first one we’ve modeled out pretty conservatively on the retail side of about 10%.

00:41:29.220 - > 00:41:38.760

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Of the business being from retail, we think the shared rental side of the business will continue to be the core of the of the business and where we spend most of our time and energy.

265

00:41:39.840 - > 00:41:44.790

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: But like I said, you know, given the infrastructure we have in place, it was relatively easy for us to.

266

00:41:45.270 - > 00:41:51.120

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: also address the you know the segment of the market, where people that actually want to own their own vehicles and.

267

00:41:51.630 - > 00:42:04.770

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: that was something that was pretty straightforward, but we think it’ll only be about 10% of the business and the core will continue to be around 90%, it’s what we modeled conservatively the second part of the question, I think, is asking around mode shift away from cars, is that right.

268

00:42:06.600 - > 00:42:10.020

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Maybe I’ll assume that that’s the questions I think that’s what it was.

269

00:42:11.640 - > 00:42:13.380

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Jarrett would you say that the second.

270

00:42:13.410 - > 00:42:14.340

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Part of that if you would want.

00:42:14.760 - > 00:42:24.900

Jarrett Banks, Editor-at-Large - IPO Edge: It So the first part was percentage of revenue from retail sales versus sharing and the percentage of non-car trips that will be taken on owned versus shared vehicles.

00:42:27.390 - > 00:42:41.910

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: So, so today, I can say you know percentage of trips on Bird that we’ve mode shifted off of you know, out of gas cars has been over 50% of our of our trips when we survey the rider base and.

273

00:42:42.450 - > 00:42:50.310

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And that’s something we’re super proud of, and you know I think some of the other trips we mode shifted out of you know, public transit and.

274

00:42:51.420 - > 00:42:59.370

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know other just kind of bike trips and things like this, you know but public transit we’re fans of, and we think we’re very complimentary to public transit but.

275

00:43:00.420 - > 00:43:06.120

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: But you know if you have a my mother is a bus driver for 30 years, so I feel like I can speak to this a little bit.

276

00:43:06.630 - > 00:43:15.870

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: buses are great, for example, if they’re fully occupied and then they’re great for the environment if they’re not fully occupied they’re not great, for the environment, so it just depends on the city and the situation.

277

00:43:16.770 - > 00:43:26.550

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: but either way Bird is very complimentary to buses and other public transit and our real competition as a company is trying to replace as many gas car trips as possible.

00:43:28.410 - > 00:43:36.210

Jarrett Banks, Editor-at-Large - IPO Edge: Sure, and speaking of competition here’s another question: what differentiates Birds from other micro mobility companies.

00:43:37.740 - > 00:43:47.580

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: yeah I’d say the biggest things are we talked about, most of them, you know the focus on the vehicle side and the iteration and engineering on the vehicle side.

280

00:43:48.420 - > 00:43:54.780

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: that can’t be overlooked, most of the competition is just outsourcing that to you know segway or.

281

00:43:55.230 - > 00:44:03.270

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know some of the other players in China, and we used to do that in the early days, but, and you can kind of get a you know, a decent vehicle that way but.

282

00:44:03.600 - > 00:44:13.860

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, we brought the engineering in-house, and I think it really it really shows on the vehicle side. We’re the only ones we know that’s operating with this Fleet Manager operating model so that’s a.

283

00:44:14.340 - > 00:44:20.940

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: that’s a critical thing. You know as first mover to me we created the electric scooter sharing in the first place, and so.

284

00:44:21.210 - > 00:44:27.780

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: As first mover we’ve been able to pick up you know the most the most permits in cities we’re in over 300 cities now and.

285

00:44:28.320 - > 00:44:35.040

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so that’s helpful and we have very experienced you know management team, not just doing this, but in in you know years of ride sharing.

286

00:44:35.910 - > 00:44:43.920

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Before this I was Chief Operating Officer of Lyft and Executive, reporting directly the CEO of Uber for years and then our CFO.

00:44:44.820 - > 00:44:57.450

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: lead a big corporate development unit over at Uber as well, he led the a lot of the China DD relationship with Uber so we have lots of experience in the category, and I think that really differentiates us from the pack.

288

00:44:58.770 - > 00:45:03.990

Jarrett Banks, Editor-at-Large - IPO Edge: that’s great here’s another good one, what are your regulatory concerns.

289

00:45:05.010 - > 00:45:06.300

Jarrett Banks, Editor-at-Large - IPO Edge: For the business.

290

00:45:08.340 - > 00:45:16.440

Jarrett Banks, Editor-at-Large - IPO Edge: Is there anything that that you want to talk about government interventions, for example, license or helmet requirements for riders.

291

00:45:17.790 - > 00:45:23.310

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: yeah so when I first started the business in 2017, regulatory was something that.

292

00:45:23.850 - > 00:45:32.280

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, we spent a lot of time thinking about we weren’t sure you know, because we’re in this gray area we you know there’s no regulations written for us and we weren’t sure where we fit in and.

293

00:45:32.790 - > 00:45:40.080

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: We tried to work closely with cities on that and in the early days it just wasn’t clear, but now I would say, in the last like three years.

294

00:45:40.350 - > 00:45:48.210

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: we’ve really built great relationships with the cities across the world, and I think cities really have embraced micro mobility, you know every city I’ve ever talked to.

00:45:48.570 - > 00:45:58.110

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: wants to less carbon emissions less traffic less parking problems. I’ve never met one city that is not aligned with with that that mission and vision, and that’s very much Bird’s mission and vision.

296

00:45:58.650 - > 00:46:08.310

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so we’re philosophically aligned there, and so I you know I think that’s why you’ve seen cities really embraced micro mobility and COVID certainly accelerated that I think you know with.

297

00:46:08.610 - > 00:46:15.750

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: With COVID hitting you know Bird and other micro mobility solutions are great naturally social distance way to get around cities.

298

00:46:16.260 - > 00:46:25.110

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so you know cities have embraced it, but we certainly work closely with them and then we try to listen to you know what are their pain points where can we be helpful.

299

00:46:25.710 - > 00:46:34.110

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: How do we get you know dedicated parking space for more micro EV’s in a city, you know if you’re talking to a city of a big you know.

300

00:46:34.770 - > 00:46:41.340

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Urban you know, a Commissioner, of a big urban environment, like, I talked to one earlier this week, I mean one of the things top of top of mind for.

301

00:46:41.670 - > 00:46:53.940

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: For her was just you know running out of space in in the city and so when you look at a micro EV you can fit 1012 maybe 15 Birds in the same space is 3000 pound gas car, and so it gives you a lot more.

00:46:54.330 - > 00:47:03.930

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: leverage on your city street’s space, and you know I think I think then it’s just a question of safety and we’ve spent a lot of time on educating riders on safety and.

303

00:47:05.610 - > 00:47:14.130

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Making sure the vehicle is high quality and we have you know triple braking systems now where you have to handle breaks, plus a redundant.

304

00:47:15.150 - > 00:47:24.840

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: regenerative braking as well, and you, but the biggest thing we educate riders on safety is watch out for those cars, because it turns out cars are the dangerous thing and transportation and.

305

00:47:25.140 - > 00:47:32.940

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Whether you’re a biker, a scooter rider or a pedestrian you need to watch out for the for the cars and that’s certainly something cities are focused on as well.

306

00:47:33.450 - > 00:47:33.870

Jarrett Banks, Editor-at-Large - IPO Edge: Right.

307

00:47:33.930 - > 00:47:43.770

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: You know that’s a Derek just one thing on that too, and having seen this over the last several months to firsthand as Bird is continuing to partner with cities and expand, I mean it truly is a.

308

00:47:44.160 - > 00:47:56.790

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: And again what I like to see about it is it’s a true partnership, just like, but the Fleet Managers and their partners together with Bird, with the cities there’s a partnership as well because it’s in all of our interest that they say to have those regulatory.

309

00:47:58.170 - > 00:48:12.360

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: policies in place to limit, you know who’s putting scooters out there and then as Travis was alluding to you know how they’re being utilized, where they’re being used, areas you may want to have it slowed that down or not.

00:48:13.050 - > 00:48:22.230

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: But that there’s some sort of governor on who else is out there, you know, putting down scooters and I think it would puts us in a very good position as being the first.

311

00:48:22.830 - > 00:48:31.140

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Public micromobility company of scale to be out there, you know that names out there as you’re no over 300 cities as well.

312

00:48:31.350 - > 00:48:40.740

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: there’s some momentum, you know it becomes it becomes easier for the next city of the next you know metropolitan area to say okay, you know I’ve seen you in 300 plus other cities.

313

00:48:40.950 - > 00:48:50.040

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: You know I recognize the name, I recognized the benefit of what you guys are doing and how you think about partnering with cities and it starts to feed on it on itself.

314

00:48:50.970 - > 00:49:00.600

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: But it yeah it to me it’s a necessary piece of this, that you have to have a complementing a good relationship with cities, and I think Bird really excels at doing that.

315

00:49:01.440 - > 00:49:09.630

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: But, by the way, I think that’s well said, the last point I’ll make is you know, once you do build great relationships with the cities in your in 300 plus cities.

316

00:49:10.440 - > 00:49:19.530

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: In this category, you know the city’s really they’ve been limiting the number of players and so over time most are limiting down to two maybe three but mostly two players.

00:49:19.980 - > 00:49:27.030

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so it is different than food delivery or ride sharing, whereas many people that want to come and compete can come and compete I mean in in our case.

318

00:49:27.390 - > 00:49:43.320

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: There is a whole you know regulatory capture piece of trying to get permits, so you can build those relationships with cities, and so, once you have that relationship, it is, it is very nice as far as protecting the revenue in the business.

319

00:49:44.250 - > 00:49:52.920

Jarrett Banks, Editor-at-Large - IPO Edge: And Travis can you talk a little bit about the WHO, the average customer is I mean are they all Gen-Z are you seeing you know people from all ages.

320

00:49:54.150 - > 00:50:01.410

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, we really are seeing people from all ages, I mean the average age last time I checked was actually around 33 years old.

321

00:50:02.040 - > 00:50:20.400

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And the median wasn’t too far from that, so you know that’s typical we skew a little bit male it’s like you know a little over 60% male, probably closer to 65% male and so, but you know I think the form factor is interesting, the electric scooter does skew.

322

00:50:21.540 - > 00:50:26.370

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: younger and the electric bike excuse a little older, which probably makes intuitive sense.

323

00:50:27.720 - > 00:50:42.750

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: But you know that the demographic, it actually excuse higher on the income level than, then you might think, but we are working closely with cities to deploy more and more micro electric vehicles in underserved areas as well, which is important to them and us.

00:50:43.770 - > 00:50:51.360

Jarrett Banks, Editor-at-Large - IPO Edge: Sure, and maybe that dovetails into you know a bit of ESG factors as well, can you talk about that.

325

00:50:52.920 - > 00:51:06.810

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: yeah I mean look I’m on the environmental side, I mean we obviously you know Bird is a great most people probably would agree great thing for reducing carbon emissions and for the environment, I mean transportations obviously you know, the biggest.

326

00:51:08.190 - > 00:51:16.740

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: or a close second on the amount of carbon emissions emitted globally and so when you think about 60% of all trips being five miles or less.

327

00:51:17.070 - > 00:51:23.040

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And you know, can you offload more and more of those trips on to microelectric vehicles.

328

00:51:24.000 - > 00:51:28.920

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know that’s a great thing for the for the environment, not everybody can afford a Tesla, unfortunately.

329

00:51:29.460 - > 00:51:38.910

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And even if they can they’re just going to create more traffic problems and so getting people out of 3000 pound gas cars on the microelectric vehicles is a great thing for the environment.

330

00:51:39.810 - > 00:51:45.540

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know the vehicles now are out on the road for five days, on average, and so it’s not like.

00:51:45.930 - > 00:51:51.660

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know somebody is coming around to pick these vehicles up after every ride they’re doing multiple rides a day and then they’re on the road.

332

00:51:52.140 - > 00:52:01.020

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: For five days at a at a time, and so, and even then it’s a route, you know somebody in a car or a van that has arrived, we are encouraging more electric.

333

00:52:01.980 - > 00:52:06.690

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know kind of electric bike cargo units to help pick up the vehicles as well.

334

00:52:07.560 - > 00:52:14.160

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: But certainly you know, is a great thing great thing for the environment, most people would agree. I like to say, you know we don’t need.

335

00:52:14.640 - > 00:52:20.850

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: autonomous cars we don’t need flying cars we don’t even need tunnels, all we need is more bike lanes and more electric vehicles.

336

00:52:21.840 - > 00:52:36.120

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so I think, from an environmental standpoint and from a social standpoint, you know, providing Birds to underserved communities and that’s something you know, providing electric vehicles really for everyone is something that’s important to us and.

337

00:52:37.440 - > 00:52:50.670

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: certainly from a governance standpoint, as well as something we focus a lot on. We have a great board and great to have Jim joining the board as well, which is something we’re excited about Jim maybe, and if you have anything else to add to them.

00:52:51.630 - > 00:52:58.320

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Yeah now I just , Travis hit on the ESG side of that, Jarrett, to answer your question, but.

339

00:52:58.590 - > 00:53:04.050

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Cars are really kind of space and efficient when you think about it, let alone the carbon feel that they’re throwing off.

340

00:53:04.620 - > 00:53:08.790

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: But they sit there you know unused 23 hours of the day, or more.

341

00:53:09.330 - > 00:53:16.140

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: You generally all are a lot of times, people are in one person in the you know 3000 pound car itself it’s creating traffic issues.

342

00:53:16.440 - > 00:53:23.040

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: It is creating parking issues in cities as well, I mean just the congestion issue, overall, as well as what it’s doing to the environment.

343

00:53:23.490 - > 00:53:31.800

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: So to the extent cities have now started to tune into how can really reduce the usage of cars in those shorter trips.

344

00:53:32.700 - > 00:53:39.570

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: it’s something that benefits us all in, and you, we have seen that in particularly and I mentioned this before and I think Travis highlighted as well.

345

00:53:39.930 - > 00:53:47.850

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: During COVID when people were off the streets and we had an opportunity, all right, you know now we can go put in additional bike lanes additional scooter lanes things like that.

00:53:48.420 - > 00:53:56.070

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Cities are just cities, governments, frankly, the world is more tuned into this matter you know what can we all do, to kind of reduce the carbon footprint.

347

00:53:56.520 - > 00:54:07.170

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: and getting out of that 3000 pound car is a big step in that direction, just reducing, as I say, congestion, overall, and what results from that.

348

00:54:08.520 - > 00:54:18.720

Jarrett Banks, Editor-at-Large - IPO Edge: that’s great I just going back to long tails what interesting trends are you seeing there and how do they differ from a larger city.

349

00:54:20.730 - > 00:54:27.450

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: yeah I think you know I think we touched on this a little bit at the top, but you know

350

00:54:27.990 - > 00:54:41.100

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: I guess from a city standpoint, you know it’s been great the cities have been super excited to have you know more transportation options more electric vehicles and lots of excitement there, obviously it’s a shorter sales cycle.

351

00:54:42.180 - > 00:54:53.700

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Which is, which is great. On the Fleet Manager side, you know that it, you know, it’s a pretty exciting job at least most people find it very exciting to be working with the micro electric vehicles so that’s great.

352

00:54:54.810 - > 00:55:01.770

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know, and on the rider side like I said, the main use cases the downtown core and the college campus which most you know even smaller cities have.

353

00:55:02.850 - > 00:55:09.630

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: But then, you know the entertainment, it does skew a little more entertainment in some of the smaller cities as.

00:55:10.110 - > 00:55:21.330

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know people look to rediscover their cities and it’s kind of an entertaining way to get around as well, in addition to helping with that commuter use case in the downtown core on the college campus so.

355

00:55:22.260 - > 00:55:30.690

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: I would say it’s similar to the big cities but skews maybe a little bit more towards entertainment than some of the bigger cities.

356

00:55:31.650 - > 00:55:40.590

Jarrett Banks, Editor-at-Large - IPO Edge: Got it. What percentage of Bird Ones versus Bird Threes are in the current fleet, and how do you retire the older units.

357

00:55:41.520 - > 00:55:42.150

yeah.

358

00:55:43.440 - > 00:55:52.050

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: I would say we have a lot of Birds Zeros still in the fleet, even though it says 12 months half-life and we rolled them out in 2018, you would think.

359

00:55:52.470 - > 00:55:57.900

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: it’s kind of a high class problem, but those vehicles have really we’ve gotten pretty good at retaining vehicles nowadays and.

360

00:55:58.680 - > 00:56:07.530

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: So that’s about one third of the fleet and then the new Bird Threes is almost up to a third of a fleet now as well, and then by next year.

361

00:56:08.250 - > 00:56:17.910

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: The Bird Twos or Threes will be you know vast majority of the of the fleet which is great because you know we are seeing higher utilization and longer.

00:56:19.260 - > 00:56:27.930

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You know lifespan of those vehicles which pulls down the depreciation, and so it’s kind of you know, are you know I made this point earlier, but I do think it’s a critical point.

363

00:56:28.380 - > 00:56:39.180

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: A lot of the human powered marketplaces out there, you know people question their economics and you know what I’ll say is in those it’s hard over time to imagine the economics getting better.

364

00:56:39.960 - > 00:56:54.150

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Whereas when you have an EV or a hardware powered marketplace every year the economics, are going to get better as your vehicles just keep getting better and better as well and we’ve certainly seen that in Bird’s life and we think we’ll continue to see that into the future.

365

00:56:55.020 - > 00:57:04.650

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: And on that point too, I just wanted to get, Travis’s the expert on this, but you know, not only do they last longer in that in and of itself, you know, make the economics make more sense but.

366

00:57:05.550 - > 00:57:13.950

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: If you’ve written a Bird Three verses of Bird Zero I mean it’s an amazing evolution and experience, I mean it’s really the whatever.

367

00:57:14.670 - > 00:57:27.390

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Nowadays, to a car and on Cadillac versus a Model T or something I mean it’s just it’s such a more you know more comfortable ride it’s more stable ride, and you can really see that, in addition, people seeking out a Bird Three

00:57:28.500 - > 00:57:37.050

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: You know, and when they see it, they you know actively try to find where a Bird Three is because it’s you know it’s leaps and bounds just from a usability standpoint.

369

00:57:37.470 - > 00:57:49.980

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: To just a you know the really superior product that’s out there on the market right now, so that you know just in addition to the longer life it’s even an enhanced experience as well it’s kind of a neat development.

370

00:57:51.000 - > 00:57:51.510

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: yeah.

371

00:57:51.840 - > 00:57:54.600

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: You should have seen Jim on the test track at the R&D center.

372

00:57:55.530 - > 00:57:58.290

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: He was stress testing the vehicles but.

373

00:58:00.180 - > 00:58:02.580

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: it’s hard to explain, but once you ride them, then you see the difference.

374

00:58:03.240 - > 00:58:19.800

Jarrett Banks, Editor-at-Large - IPO Edge: Right well we’re almost out of time, thank you both so much for joining us today I guess Travis, we’ll let you let have the last word, tell us what’s next for Bird and what’s your what’s your vision for the future.

375

00:58:21.090 - > 00:58:32.940

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Well, look we want to keep doing more of what we’re doing well you know, we want to, we want to get electric vehicles, microelectric vehicle specifically, out to as many people in cities as possible we really believe in the future of.

00:58:33.240 - > 00:58:45.150

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: The decoupling of the gas car and getting more people out of the 3000 pound gas car and on to micro EVs, we think is not just a big business opportunity, but what a great thing for the world ultimately and.

377

00:58:45.540 - > 00:58:52.620

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: that’s something we’re very excited about. I know when I talked to Jim early on, they were very excited about that that mission and vision as well and.

378

00:58:53.010 - > 00:59:03.180

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: And so I think we could all agree that you know we don’t we don’t want our kids and their kids you know stuck in traffic creating carbon emissions, it seems like there has to be a better way and.

379

00:59:03.540 - > 00:59:12.690

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: We think this is a solution that we can we can actually execute on today it’s not some kind of science project, we need to hope it works in the future it’s something that works today and we just need to continue to.

380

00:59:13.080 - > 00:59:24.990

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: To roll it out and work closely with cities to you know, because they are a number one customer on how we can best fit in and continue to work together to shift more people out of gas cars on to micro EVs.

381

00:59:26.370 - > 00:59:40.080

Jarrett Banks, Editor-at-Large - IPO Edge: Right now, I think that’s a great way to end things, thank you both so much for joining us. Thank you to the audience and thank you to my colleague Alexandra. This has been another fireside chat with IPO Edge and we’ll see you next time, thank you.

382

00:59:41.160 - > 00:59:41.730

Travis VanderZanden, Founder & CEO of Bird Rides, Inc.

: Thank you.

383

00:59:42.030 - > 00:59:42.510

Jim Mutrie, Co-CEO & Director of Switchback II Corp.

: Thanks guys.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) filed a registration statement on Form S-4 (File No. 333-256187) (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 includes a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global filed and will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any subsequently filed Quarterly Report on Form 10-Q, and in the Form S-4 filed by Bird Global. Switchback II’s and Bird Global’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.